

INVEST IN **HANAHANA BEAUTY**

Redefine the Shea Butter + Body Care Industry

hanahanabeauty.com Chicago IL

Female Founder | Consumer Goods | Retail | Minority Founder | Health & Fitness

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Featured Investors

Investors include

- Kofi Acheampong
- Alexis Ohanian
- Hannah Bronfman
- Andressen Horowitz (a16z) TxO
- LongJump Ventures
- Capitalize VC



Kofi Acheampong ✔

Syndicate Lead

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Hanahana has consistently and strategically pursued excellence and mastery to fully enhance and deploy our precious bodies. Smooth and elegant Beauty from within that exudes confidence, inclusivity, acceptance and uniqueness! Conceived and enriched by social consciousness, sensitized and sustained by shared community resources and involvement, and fueled by environment responsibility, Hanahana is a deeply rooted green company not only for the present but also exploring and redefining future beauty, health and well-being.

Invested $5,000 this round



Highlights

① Grew to +$2M in sales, as a digitally native brand, without using paid marketing

2   E-commerce sales have been driven by 70% returning customers.

3   Achieved 85% gross margins since the company was founded

4   Selling in +500 Ulta Beauty Stores nationwide

5   Awarded best in beauty by Essence Mag, Cosmopolitan, Byrdie, Elle Magazine, & Beauty Independent

6   Current Investors Include A16z TxOLongjump VC, Capitalize VC, Alexis Ohanian

7   Featured in: Vogue, Forbes Magazine, New York Times Essence, Forbes Magazine,

Our Team



Abena Boamah-Acheampong Founder/CEO

Abena, the founder and CEO, holds an MEd in counseling psychology and launched the business from her kitchen while working as a 7th-grade algebra teacher. Her work has been recognized at Harvard University as well as many other publications.



Imani Amos Operations Manager

Imani has served as the Operations Manager since 2021, overseeing three product launches and managing all production operations and logistics for 600 JCPenney and 450 Ulta Beauty stores.



Teni Odunsi Executive Director

Teni joined Hanahana Beauty in 2019 as a grant writer, later assuming the role of

Teni joined Hanahana Beauty in 2019 as a grant writer, later assuming the role of social impact lead, and currently serves as the Executive Director of the Hanahana Circle of Care, overseeing three healthcare days in Tamale, Ghana.



Nana-Ama Kyeremeh Customer Service

Nana-Ama has been directing our customer service operations since 2020. Additionally, she is a founder of her own consulting agency and possesses extensive experience in the startup ecosystem.



Alice Harris Schlotterbeck Data Analytics + Strategy

Alice, who joined Hanahana Beauty in 2022, is currently pursuing her MBA at Columbia University. She brings extensive experience in leading data analytics at successful startups and has played a crucial role in launching new products and in retail.



Samira Abderahman Brand Project Manager

Samira, who joined the team in 2022, brings prior experience as a project manager in both large tech companies and galleries. She played a pivotal role in launching three new products and expanding our retail business.



Frances Agyei Executive Asssistant

Frances, with Hanahana since 2020, transitioned from an operations assistant to an executive assistant. She co-led the launch of our Geneva Community and has been spearheading community activations and partnerships since 2021.

Hanahana Beauty: Beauty with Intention

Why Are We Here

Since 2019, Hanahana Beauty has scaled from a direct-to-consumer cult-favorite beauty brand to gracing the shelves of 539 Ulta Beauty

cult-favorite beauty brand to gracing the shelves of 559 Ulta Beauty stores. The unwavering support of a passionate community has fueled the rise of Hanahana Beauty! Our growth has been organic and our impact has been global, starting from the sourcing of raw shea butter!

Now, we are thrilled to extend the opportunity for our community and customers to share in the ownership of Hanahana Beauty as we navigate the path of sustainable scaling. Join us on this exciting venture!



What makes us clean beauty

When we say **consciously clean,** we are not only talking about our environmental impact or the formulation of our products from plant-derived ingredients. We are intentional before product development starting with sourcing ethically directly from producers in Ghana. We have transcended the boundaries of a skincare brand to become a powerful movement. With sustainability, transparency, and creating access to communities that support us, as its guiding principles, it boldly challenges conventional beauty norms, empowering women to embrace their inherent beauty.

Our Products

Sustainable, results-driven line of products

Our skincare products are designed to be effective and ethically sourced at a mid-market price point.

CURRENT PRODUCT LINE

SHEA BODY BUTTER - 6 scents
2-IN-1 EXFOLIATING BODY BAR
SKIN NUTRITION - DETOXIFYING MASK

—

2023 UPCOMING LAUNCHES

3 DAILY USE PRODUCTS (SHOWER + BODY CARE)



hanahana beauty ©2022 hanahana beauty. Confidential.

THE HYDRATING BODY PRODUCTS AREN'T JUST CHANGING SHOPPERS' LIVES BUT ALSO THE COMMUNITIES THE CREAMS ARE SOURCED FROM – AND THEY'RE IN ULTA.

ESSENCE MAGAZINE

Own of a Piece of Hanahana Beauty Today



hanahana beauty ©2022 hanahana beauty. Confidential.

The Marketplace Today



$145B
Skincare industry in 2028

$100B
Skincare industry in 2021

9X
Black women spend 9 times more on skincare and hair products

75%+
Of beauty and skincare products use shea butter

Founding Story:

Five years ago, Abena Boamah-Acheampong, decided to make a career pivot from a 7th Grade Algebra teacher and Counseling Psychology Masters student so that she could scale her burgeoning skincare brand [Hanahana Beauty](#). Growing up in a Ghanaian household instilled a profound belief that beauty emanates from inner confidence and the restorative qualities of simple, natural ingredients like shea butter. Childhood memories include her mother's craft of warming shea butter and cloves to create family body butter remedies, with "nkuto" (Twi for shea butter) as the universal answer for muscle pulls, headaches, or dry skin.

Years later, Abena's encounter with the unforgiving winters of Chicago, coupled with her frustration over opaque skincare products, kindled the flame of inspiration. Drawing from her Ghanaian culture and family's wisdom, she created her skincare solutions.

Abena's curiosity and research revealed the beauty industry's lack of transparency and sustainability. This discovery prompted her to establish direct sourcing relationships with the Katariga Women in Tamale, Ghana. Meeting and immersing herself in their community not only sparked her creativity in creating educational experiences but also deepened Hanahana Beauty's vision to uplift black women worldwide through sustainable, ethical sourcing.



The Problem

Lack of holistic sustainability and transparency from producer to product in the beauty market

✖ **Unethical Practices**

Black women are the main producer of shea butter and are treated unfairly with unequal pay and inadequate mental and physical healthcare for workers

✖ **Unreflected Consumer**

Lack of high-quality accessible products with Black women in mind

Diversity and underrepresentation in the beauty industry

Our Sustainability Promise

Our products will always:

 **Include clean, ethically sourced and better for you ingredients.**
Our raw shea and natural oils are all ethically sourced from woman-led cooperatives in Ghana and handcrafted in Chicago

 **Pay 2x asking trade price for shea butter sourced from Tamale, Ghana.**
We pay twice the asking price for all of our ethically sourced shea butter to ensure that our producers are paid fairly

 **Be cruelty free.**
Our products are never tested on animals and safe for all skin types.

 **Benefit the Hanahana Circle of Care.**
We created a bottoms-up approach to address the needs of our shea producers.

 Working towards becoming a B Corp



 The Process Part 2

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Watch on ▶ YouTube

SAMANTA
So we are grateful, because now,

Our Reach

Hanahana customers identify
with and trust our mission



The hanahana customers are very conscious of what they put on their skin and actively avoid what they consider harmful ingredients.

They are ages 25—35 working in a professional industry. They take pride in their skin—and importantly, identify with and trust our mission.


49.6K
Instagram Followers


12.1K
Average Monthly Website Visits


8.2K
Newsletter Followers





ESSENCE SUBSCRIBE

After Immense Success In Bodycare, Hanahana Beauty Is Venturing Into Skincare

INTRODUCING SKIN NUTRITION, A DETOXIFYING MASK LIKE NONE OTHER.

BRAND REPORT

Hanahana Beauty Rebrands And Rolls Out To Ulta Beauty Stores

★★★★★ I love this scent and

I love this scent and I love how all of the ingredients are things I understand. I also love how this company gives back to the community they source the shea from. Not only a phenomenal product, but a caring company. Love love love.

Hanahana Customers

Our customers keep coming back

30%
of our most loyal customers drive

50%
of our revenue

The goal is to continue to move customers from first-timers to loyal repeat customers at a much more efficient marketing spend while continuing to drive new first-time orders


Customers

Loyal Followers (10+ Orders)
Frequent Followers (5–10 Orders)
Repeat Purchasers (2–5 Orders)
First-Time Customers

"The best product on the market. A product by us for us!"
- 5-star customer review


★★★★★

80%
Gross Margins

70%
Revenue from Repeat Customers

$44.9
Average Order Value

5.2%
Ecommerce Conversion Rate

$162.36
LTV of Customers with 2+ Orders

2.37
Units Per Transaction





RETAIL STRATEGY

WEB EXPERIENCE

DIGITAL + BRAND MARKETING

PRODUCT DEVELOPMENT

CURRENT INVESTMENTS



Traction + Projections

Hanahana has the potential to achieve triple-digit growth by implementing a few key strategies

2023 and 2024 revenue is based on conservative projections, not actuals.



Competitive Landscape



★★★★★
I buy 3 every month
The best shea butter! My skin has never been smoother.

Future Growth

We have raised $490k and need $650k to support key growth initiatives for 12 months

Hanahana Beauty is seeking $650k through venture capital and angel investment, will be used to catalyze significant growth. We're seeking support to be able to scale business infrastructure and invest in new customer acquisition..

Operations
25.0%
Marketing
35.0%
R&D
8.0%
Team
32.0%

Post Raise Team



ABENA
BOAMAH-ACHEAMPONG
CEO/Founder
IMANI AMOS
**Director of Operations
NEW ROLE
Fractional CFO/VP of Finance
NEW ROLE
Ecommerce + Marketing
Manager
NANA AMA KYEREMEH
**Customer Service
Manager
SAMIRA ABDERAHMAN
**Brand Project Manager
Accountfully
*Full Service Accounting
Angela Townsend Social
**Media Manager
ALICE HARRIS-SCHLOTTERBECK
**Strategy + Data Consultant
NEW ROLE
Community Manager
LANDIS
Warehousing / Fulfillment / Logistics
Landis
Third Party Logistics
MANA
Starting Q4 2023
Comanufacture

**Current Contractor to Full Time
*Current Contractor

hanahana *beauty*

Thank You

Invest in Hanahana Beauty Today



